Consent of Independent Registered Chartered Accountants

We consent to the use of our reports dated March 29, 2011 relating to the consolidated financial statements of Northern Dynasty Minerals Ltd. and subsidiaries (the “Company”) for the year ended December 31, 2010 and the effectiveness of the Company’s internal control over financial reporting as at December 31, 2010 appearing in this Annual Report on Form 40-F of the Company.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada
March 31, 2011